SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                               IQ BIOMETRIX, INC.
                     ---------------------------------------
                                (Name of Issuer)

                                  Common Stock
                     ---------------------------------------
                         (Title of Class of Securities)

                                   44984P 10 2
                     ---------------------------------------
                                 (CUSIP Number)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP NO. 44984P 10 2

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         Special Equity IV, LP
         94-3341355

(2)      Check the Appropriate Box if a Member of a Group*              (a) ____

                                                                        (b) ____

(3)      SEC Use Only      ______________________________

(4)      Citizenship or Place of Organization

         Delaware

Number of shares beneficially owned by each reporting person with:

         (5) Sole voting power -0-

         (6)      Shared voting power                          1,200,000*

         (7) Sole dispositive power -0-

         (8)      Shared dispositive power                     1,200,000*

         (9) Aggregate amount beneficially
                  owned by each reporting person              1,200,000*

         * Does not include 1,000,000 shares that may be purchased by Special Equity IV, LP pursuant to exercises of warrants not exercisable within the next 60 days.

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

(11)     Percent of class represented by amount in Row (9)             6.7%

(12)     Type of reporting person (see instructions)                   PN

                              CUSIP NO. 44984P 10 2

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         Forte Capital Partners LLC
         94-3313061

(2)      Check the Appropriate Box if a Member of a Group*              (a) ____

                                                                        (b) ____

(3)      SEC Use Only      ______________________________

(4)      Citizenship or Place of Organization

         Delaware

Number of shares beneficially owned by each reporting person with:

         (5) Sole voting power                                       -0-

         (6) Shared voting power                                1,300,000*

         (7) Sole dispositive power                                  -0-

         (8) Shared dispositive power                           1,300,000*

         (9) Aggregate amount beneficially
             owned by each reporting person                     1,300,000*

         * Includes 100,000 shares that may be purchased by Forte Capital Partners LLC pursuant to options exercisable within the next 60 days, but does not include 500,000 shares that may be purchased by Forte Capital Partners LLC pursuant to options not exercisable within the next 60 days or 1,000,000 shares that may be purchased by Special Equity IV, LP pursuant to exercises of warrants not exercisable within the next 60 days.

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

(11)     Percent of class represented by amount in Row (9)             7.2%

(12)     Type of reporting person (see instructions)                   OO

                              CUSIP NO. 44984P 10 2

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         Daniel McKelvey


(2)      Check the Appropriate Box if a Member of a Group*              (a) ____

                                                                        (b) ____

(3)      SEC Use Only      ______________________________

(4)      Citizenship or Place of Organization

         United States of America

Number of shares beneficially owned by each reporting person with:

         (5) Sole voting power                                      -0-

         (6) Shared voting power                               1,300,000*

         (7) Sole dispositive power                                 -0-

         (8) Shared dispositive power                          1,300,000*

         (9) Aggregate amount beneficially
             owned by each reporting person                    1,300,000*

         * Includes 100,000 shares that may be purchased by Forte Capital Partners LLC pursuant to options exercisable within the next 60 days, but does not include 500,000 shares that may be purchased by Forte Capital Partners LLC pursuant to options not exercisable within the next 60 days or 1,000,000 shares that may be purchased by Special Equity IV, LP pursuant to exercises of warrants not exercisable within the next 60 days.

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
         ----------------------------------------------------------

(11)     Percent of class represented by amount in Row (9)             7.2%

(12)     Type of reporting person (see instructions)                   IN

                                                CUSIP NO. 44984P 10 2

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         Marcos Santos


(2)      Check the Appropriate Box if a Member of a Group*              (a) ____

                                                                        (b) ____

(3)      SEC Use Only      ______________________________

(4)      Citizenship or Place of Organization

         United States of America

Number of shares beneficially owned by each reporting person with:

         (5) Sole voting power                                     -0-

         (6) Shared voting power                               1,300,000*

         (7) Sole dispositive power                                -0-

         (8) Shared dispositive power                          1,300,000*

         (9) Aggregate amount beneficially
             owned by each reporting person                    1,300,000*

         * Includes 100,000 shares that may be purchased by Forte Capital Partners LLC pursuant to options exercisable within the next 60 days, but does not include 500,000 shares that may be purchased by Forte Capital Partners LLC pursuant to options not exercisable within the next 60 days or 1,000,000 shares that may be purchased by Special Equity IV, LP pursuant to exercises of warrants not exercisable within the next 60 days.

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

(11)     Percent of class represented by amount in Row (9)             7.2%

(12)     Type of reporting person (see instructions)                   IN

Item 1(a)         Name of issuer:

                  IQ Biometrix, Inc.

Item 1(b) Address of issuer's principal executive offices:

                  39111 Paseo Padre Parkway, Suite 304, Fremont, California
                  94538

Item 2(a)         Name of Person(s) Filing:

                  This Statement is filed by Special Equity IV, LP, a Delaware limited partnership ("Special Equity"), Forte Capital Partners LLC, a Delaware limited liability company ("Forte Capital"), Daniel McKelvey and Marcos Santos. Special Equity, Forte Capital, and Messrs. McKelvey and Santos are singly referred to hereinafter as a "Reporting Person" and collectively as the "Reporting Persons." Special Equity owns outright 1,200,000 shares of the common stock of the issuer. Moreover, Special Equity also holds warrants (not exercisable within 60 days after the date of this filing) to acquire 1,000,000 additional shares. Under applicable regulations, Special Equity is deemed to have beneficial ownership of the shares it owns outright but is not deemed to have beneficial ownership at this time of the shares it might acquired pursuant to the warrants. Special Equity has the power to vote or direct the disposition of all of the shares of which it is deemed to have beneficial ownership. Such power is exercised through Forte Capital as the sole general partner of Special Equity. Forte Capital, as the general partner of Special Equity, may be deemed to beneficially own the shares deemed beneficially owned by Special Equity. Messrs. McKelvey and Santos are the managers of Forte Capital. As such, Messrs. McKelvey and Santos have the power over all voting and investment decisions of Forte Capital, and therefore may be deemed to share beneficial ownership of the shares deemed beneficially owned by Special Equity. Each of Forte Capital and Messrs. McKelvey and Santos expressly disclaims beneficial ownership of the shares deemed beneficially owned by Special Equity. In addition, Forte Capital has options (exercisable within 60 days after the date of this filing) to acquire 100,000 shares. Forte Capital also has options (not exercisable within 60 days after the date of this filing) to acquire an additional 500,000 shares. Under applicable regulations, Forte Capital is deemed to have beneficial ownership of the 100,000 shares it could acquire pursuant to the options exercisable within 60 days after the date of this filing, but is not deemed to have beneficial ownership at this time of the 500,000 shares it could acquire pursuant to the options not exercisable within 60 days after the date of this filing. As the managers of Forte Capital, Messrs. McKelvey and Santos may be deemed to share beneficial ownership of the shares deemed beneficially owned by Forte Capital. Each of Messrs. McKelvey and Santos expressly disclaims beneficial ownership of the shares deemed beneficially owned by Forte Capital.


Item 2(b)         Address of Principal Business Office:

                  The principal business address of each Reporting Person is 4 Embarcadero Center, Suite 1590, San Francisco, CA 94111.

Item 2(c)         Citizenship or Place of Organization:

                  Special Equity is a Delaware limited partnership. Forte Capital is a Delaware limited liability company. Messrs. McKelvey and Santos are citizens of the United States of America.

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         CUSIP Number: 44984P 10 2

Item 3            Not applicable.

Item 4 Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a) Amount Beneficially Owned:

                      See Row 9 of the cover page for each Reporting Person.

                  (b) Percent of class:

                      See Row 11 of the cover page for each Reporting Person.

                  (c) Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote:

                           -0-

                  (ii) Shared power to vote or to direct the vote:

                       See Row 6 of the cover page for each Reporting Person.

                  (iii) Sole power to dispose or to direct the disposition of:

                             -0-

                  (iv) Shared power to dispose or to direct the disposition of:

                       See Row 8 of the cover page for each Reporting Person.

Item 5 Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8            Identification and Classification of Members of the Group.

                  Not applicable.

Item 9            Notice of Dissolution of Group.

                  Not applicable.

Item 10           Certification.

                  Not applicable.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2003

SPECIAL EQUITY IV, LP,                              FORTE CAPITAL PARTNERS LLC

BY:  Forte Capital Partners LLC

By:/S/   Daniel McKelvey                            By:/S/  Daniel McKelvey
   ------------------------------------------       ---------------------------

Name/Title: Daniel McKelvey, Manager                Name/Title: Daniel McKelvey,
                                                         Manager


/S/   Daniel McKelvey                               /S/ Marcos Santos
---------------------------------------------       ----------------------------
Daniel McKelvey, Individually                       Marcos Santos, Individually

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                                      Note

         Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

                                    Attention

        Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                    SCHEDULES

Schedule I Joint Filing Agreement, dated April 1, 2003, among the signatories to this Schedule 13D.


                             JOINT FILING AGREEMENT


         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: April 1, 2003

SPECIAL EQUITY IV, LP                              FORTE CAPITAL PARTNERS LLC

BY:  Forte Capital Partners LLC

By:/S/   Daniel McKelvey                           By:/S/ Daniel McKelvey
----------------------------------------------     -----------------------------

Name/Title: Daniel McKelvey, Manager               Name/Title: Daniel McKelvey,
                                                        Manager


/S/   Daniel McKelvey                              /S/ Marcos Santos
----------------------------------------------     -----------------------------

Daniel McKelvey, Individually                      Marcos Santos, Individually